Exhibit 99.1

Sky-mobi Limited Announces Results of 2015 Annual General Meeting

HANGZHOU, China, December 29, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform and game publisher in China, today announced that the following ordinary resolutions were adopted at its 2015 annual general meeting, which was held on December 26, 2015, in Hangzhou:

1.	The re-election of Mr. Min Xu and Mr. Wei Zhou as directors of the Company;

2.	The ratification of the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm for the year ending December 31, 2015; and

3.	The authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

About Sky-mobi Limited:

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Contact:

For investor and media inquiries please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com